Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries of the Registrant	Jurisdiction of Incorporation

Gendux, Inc.	Delaware
Gendux, AB	Sweden
TMX Realty Corporation	Delaware
Magnum Therapeutics Corporation	California